Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

February 20, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Raymond Be

Re: RiverNorth Flexible Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-281404; 811-23481); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Mr. Be:

This letter responds to the staff’s comments that you provided on December 9, 2024 and November 19, 2024, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING Comments

1.	The “Use of Leverage” section of the Prospectus states the following: “With respect to the Fund’s anticipated investments in TOB Residuals issued by a tender option bond trust (as further discussed below under “-Tender Option Bonds”), the Fund will treat such instruments as derivatives in compliance with Rule 18f-4 under the 1940 Act.” Please explain why the Fund includes asset coverage ratios in the Financial Highlights consistent with the treatment of TOB residuals as senior securities.

The Fund confirms that the TOB transactions are treated as derivatives in compliance with Rule 18f-4 under the 1940 Act. The Fund notes that the asset coverage ratios with respect to floating rate obligations in the Fund’s Financial Highlights were inadvertently included in the Fund’s annual report and will be removed in future shareholder reports.

DISCLOSURE Comments

2.	The second to last paragraph of Page ii of the Prospectus includes the price of the Fund’s common shares as of August 31, 2024. Please provide such pricing as of the most recent practicable date.

The requested change will be made in the Revised Registration Statement.

3.	Please disclose under the “Market and Net Asset Value Information” section of the Prospectus the information for the quarter ended September 30, 2024, as required by Item 8.5(b) of Form N-2.

The requested change will be made in the Revised Registration Statement.

4.	Please add the following undertaking to the Part C of the Registration Statement, or explain why the Fund does not believe such undertaking should be included: “The Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the registration statement relating to such rights has been declared effective.”

The requested change will be made in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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